March 13, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Intchains Group Limited (the “Company”)

Registration Statement on Form F-1, as amended (“Registration Statement”) (File No. 333-265756)

Registration Statement on Form 8-A (File No. 001-41500)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Maxim Group LLC, as representative of the underwriters, hereby joins in the Company’s request for acceleration of the effective date of the above-referenced Registration Statements so that they will become effective at 5:00 p.m., Eastern Standard Time, on March 15, 2023, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that we, acting as representative of the several underwriters, distributed 640 copies of the Preliminary Prospectus, dated March 3, 2023, as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Maxim Group LLC

By:	/s/ Clifford A. Teller
Name:	Clifford A. Teller
Title:	Co-President